Form 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BTQ Technologies Corp. (the "Company")

16-113 555 Burrard Street, Vancouver,

British Columbia, Canada, V7X 1M8

Item 2 Date of Material Change

July 11, 2025

Item 3 News Release

On July 11, 2025, the Company issued a news release reporting the material change through CNW (Canada NewsWire).

Item 4 Summary of Material Change

On July 11, 2025, the Company closed its public offering (the "Offering") pursuant to a prospectus supplement dated July 9, 2025 ("Prospectus Supplement") to the Company's short form base shelf prospectus dated April 29, 2025 ("Base Shelf"). The Offering was completed on a best-efforts agency basis pursuant to an agency agreement (the "Agency Agreement") between the Company and A.G.P. Canada Investments ULC (the "Agent") dated July 9, 2025. Pursuant to the Offering, the Company has issued 5,555,555 common shares of the Company ("Common Shares") at a price of C$7.20 per Common Share, for aggregate gross proceeds of approximately C$40,000,000.

Item 5 Full Description of Material Change

5.1 Full Description of Material Change

On July 11, 2025, the Company closed the Offering pursuant to a Prospectus Supplement dated July 9, 2025, to the Company's Base Shelf. The Offering was completed on a best-efforts agency basis pursuant to the Agency Agreement between the Company and the Agent dated July 9, 2025. Pursuant to the Offering, the Company has issued 5,555,555 Common Shares at a price of C$7.20 per Common Share, for aggregate gross proceeds of approximately C$40,000,000.

The Agent acted as the sole bookrunner and agent for the Offering and A.G.P./Alliance Global Partners acted as sole U.S. placement agent for the Offering.

Pursuant to the terms of the Agency Agreement, the Company paid the Agent a cash fee equal to 7% of the gross proceeds from the Offering and issued to the Agent non-transferable broker warrants (the "Broker Warrants") equal to 2.5% of the total number of Common Shares sold pursuant to the Offering. Each Broker Warrant will be exercisable for one Common Share at a price of C$12.60 per Broker Warrant and is exercisable for a period of 60 months following the completion of the Offering.

The securities to be offered pursuant to the Offering were not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or under any U.S. state securities laws, and may not be offered or sold in the United States or to, or for the account or benefit of, a "U.S. person" (as defined in Regulation S under the U.S. Securities Act) absent registration or any applicable exemption from the registration requirements under the U.S. Securities Act and applicable U.S. state securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in the United States, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

No significant facts otherwise required to be disclosed in this report have been omitted.

Item 8 Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted respecting the change:

Olivier Roussy Newton

Chief Executive Officer

Email: desk@btq.com

Item 9 Date of Report

July 14, 2025